Exhibit (h)(13)

EXPENSE LIMITATION AGREEMENT

JANUS ASPEN SERIES

December 14, 2022

Janus Aspen Series

151 Detroit Street

Denver, Colorado 80206

Ladies and Gentlemen:

As you know, Section 5 of our Investment Advisory Agreement provides for compensation payable to Janus Henderson Investors US LLC (the “Adviser”) with respect to the funds listed in Schedule A (collectively, the “Funds” and each, a “Fund”). This letter is to inform you that the Adviser will waive all or a portion of its management fee (or otherwise reimburse/waive class specific expenses), as applicable, for a one-year term commencing on the effective date of the annual update to the Fund’s registration statement for the fiscal year ended December 31, 2022, under the following conditions:

For all Funds

In the event the operating expenses allocated to any class of a Fund, including the amount payable to the Adviser pursuant to Section 5 of the Investment Advisory Agreement, for any fiscal year ending on a date on which this Agreement is in effect, exceed the percentage of average daily net assets set forth in Schedule A, the Adviser shall reduce its fee payable with respect to the Fund by the extent of such excess, and/or shall reimburse the Fund (or class as applicable) by the amount of such excess; provided, however, there shall be excluded from such expenses the fees payable by a share class of the Fund pursuant to a Rule 12b-1 Plan; shareholder servicing fees, such as transfer agency fees (including out of pocket costs); the “Performance Adjustment” if the Fund has a performance-based investment advisory fee; as well as the amount of any items not normally considered operating expenses such as acquired fund fees and expenses, interest, dividends, taxes, brokerage commissions and extraordinary expenses (including, but not limited to, legal claims and liabilities and litigation costs, and any indemnification related thereto), paid or payable by the Fund. Operating expenses shall be calculated net of balance credits and similar offset arrangements (excluding any directed brokerage arrangements). Whenever the expenses allocated to any class of a Fund exceed a pro rata portion of the applicable annual expense limitations, the estimated amount of reimbursement under such limitations shall be offset against the monthly payment of the fee due to the Adviser and/or by the Adviser to the Fund (or applicable class). The waiver or reimbursement shall be allocated to each class of a Fund in the same manner as the underlying expenses or fees were allocated.

All Funds

This waiver/reimbursement will continue in effect for a one-year term commencing on the effective date of the annual update to the Fund(s)’ registration statement for the fiscal year ended December 31, 2022, unless otherwise terminated, revised, or extended. This waiver/reimbursement is applicable only to the Fund(s) and shall not be applicable to any other series of Janus Aspen Series, whether now existing or hereafter created.

Recoupment Provision for Janus Henderson Global Sustainable Equity Portfolio

For any reimbursement paid by the Adviser to Janus Henderson Global Sustainable Equity Portfolio or any fee reduction by the Adviser pursuant to this Agreement, for a three year period commencing with operations of the Fund, the Adviser shall be permitted to recoup such reimbursement or fee reduction from the Fund, provided that at no time during the term of this letter shall the expenses allocated to the Fund, with the exceptions noted above, exceed the expense limit in effect at the time of the reimbursement/waiver or the expense limit at the time of the recoupment. This provision survives the term of this letter.

JANUS HENDERSON INVESTORS US LLC	JANUS ASPEN SERIES

By: /s/ Jesper Nergaard	By: /s/ Abigail Murray
Name: Jesper Nergaard Title: Vice President and Head of US Fund Administration	Name: Abigail Murray Title: Vice President, Chief Legal Counsel, and Secretary

Schedule A

Fund Name	Expense Limit
Janus Henderson Adaptive Risk Managed U.S. Equity Portfolio	0.79%[1]
Janus Henderson Flexible Bond Portfolio	0.52%
Janus Henderson Mid Cap Value Portfolio	0.77%
Janus Henderson Global Sustainable Equity Portfolio	0.80%
Janus Henderson Global Technology and Innovation Portfolio	0.95%

1 The Adviser has also contractually agreed to waive 0.05% of its advisory fee for a period of two years commencing on June 10, 2022.

3